Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 17 and contain estimates based on management’s judgment.

Management maintains an appropriate system of internal controls to provide reasonable assurance that assets are safeguarded, transactions are properly authorized and recorded, and proper records are maintained. Further information on the company’s internal controls over financial reporting and its disclosure controls is available in management’s report on internal controls, which follows.

The Audit Committee of the Board of Directors has met with the Company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, have audited the Company’s consolidated financial statements on behalf of the shareholders and their report follows.

(signed) Julien François	(signed) F. Dale Corman
Julien François	F. Dale Corman
Chief Financial Officer	Chief Executive Officer

March 26, 2009

Management’s Report on Internal Control over Financial Reporting

The management of Western Copper Corporation is responsible for establishing and maintaining an adequate internal control over financial reporting. The Securities and Exchange Act of 1934 in Rule 13a-15(f) and 15d-15(f) defines this as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and dispositions of the assets of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of the Company’s assets that may have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2008. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control-Integrated Framework.

During the year ended December 31, 2008, and to the date of this report, there has been no change to internal controls that would have a material effect on internal controls over financial reporting.

Based on our assessment, management has concluded that, as at December 31, 2008, the Company‘s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western Copper’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

The effectiveness of the Company’s internal control over financial reporting has been audited by the independent auditors, PricewaterhouseCoopers LLP, as stated in their attestation report, which is included herein.

/s/ F. Dale Corman	/s/ Julien François
F. Dale Corman	Julien François
Chief Executive Officer	Chief Financial Officer

March 26, 2009

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Independent Auditors’ Report

To the Shareholders of Western Copper Corporation

We have completed integrated audits of Western Copper Corporation’s 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2008 and an audit of its 2006 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Western Copper Corporation as at December 31, 2008 and December 31, 2007, and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

Internal control over financial reporting

We have also audited Western Copper Corporation’s internal control over financial reporting as at December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(2)

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual financial statements will not be prevented or detected on a timely basis. As at December 31, 2008 a material weakness, relating to a lack of segregation of duties in the financial accounting process was identified, as described in the accompanying Management’s Report on Internal Control over Financial Reporting.

We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the December 31, 2008 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

We do not express an opinion or any form of assurance on management’s conclusion as to whether the hiring of additional staff is warranted as included in the accompanying Management’s Report on Internal Control over Financial Reporting.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 26, 2009

(3)

Western Copper Corporation
(an exploration stage company)

Consolidated Financial Statements
December 31, 2008
(expressed in Canadian dollars)

Western Copper Corporation
(an exploration stage company)
Consolidated Balance Sheets

(expressed in Canadian dollars)

	December 31,	December 31,
	2008	2007
	$	$
ASSETS

CURRENT ASSETS

Cash and cash equivalents	5,037,204	23,726,947
Short-term investments (note 5)	8,025,162	-
Other receivables	103,233	116,734
Prepaid expenses	50,760	55,076

	13,216,359	23,898,757

PROPERTY AND EQUIPMENT (note 7)	297,551	63,273

MINERAL PROPERTIES (note 8)	65,702,582	57,194,181

	79,216,492	81,156,211

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities	797,898	907,825

FUTURE INCOME TAX (note 16)	9,965,115	10,310,549

	10,763,013	11,218,374

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (note 9)	71,951,130	71,883,630

CONTRIBUTED SURPLUS (note 9)	22,698,985	22,091,594

DEFICIT	(26,196,636)	(24,037,387)

	68,453,479	69,937,837

	79,216,492	81,156,211
Commitments (notes 8 and 11)

Approved by the Board of Directors

‘Robert J. Gayton’ Director	‘Klaus Zeitler’ Director

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
(an exploration stage company)
Consolidated Statements of Loss and Comprehensive Loss

(expressed in Canadian dollars)

For the year ended December 31,	2008	2007	2006
	$	$	$

EXPLORATION EXPENSES	-	2,512,439	3,654,611

ADMINISTRATIVE EXPENSES
Accounting and legal	400,035	462,340	327,945
Filing and regulatory fees	78,101	84,101	180,307
Office and administration	1,921,138	2,281,152	1,360,270
Promotion and travel	354,521	663,978	475,856

	2,753,795	3,491,571	2,344,378

LOSS BEFORE TAXES AND OTHER ITEMS	2,753,795	6,004,010	5,998,989

OTHER ITEMS
Interest income	(599,575)	(1,276,014)	(797,312)
Gain on sale of marketable securities (note 6)	-	-	(1,922,341)
Foreign exchange	51,731	19,249	(37,151)
Write-off of mineral properties (note 8)	405,001	-	-

LOSS BEFORE TAXES	2,610,952	4,747,245	3,242,185

Future income tax recovery (note 16)	(451,703)	(1,521,279)	-

LOSS AND COMPREHENSIVE LOSS	2,159,249	3,225,966	3,242,185

BASIC AND DILUTED LOSS PER SHARE	0.03	0.05	0.06

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUSTANDING	72,792,941	72,488,711	52,481,505

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
(an exploration stage company)
Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

For the year ended December 31,	2008	2007	2006
	$	$	$

Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss for the year	(2,159,249)	(3,225,966)	(3,242,185)

Items not affecting cash
Amortization	39,603	34,899	23,788
Stock-based compensation (note 10(b))	425,816	885,752	865,075
Future income tax recovery	(451,703)	(1,521,279)	-
Mineral property write-off	405,001	-	-
Gain on marketable securities	-	-	(1,922,341)

	418,717	(600,628)	(1,033,478)

Change in non-cash working capital items (note 15)	4,815	(225,093)	305,446

	(1,735,717)	(4,051,687)	(3,970,217)

FINANCING ACTIVITIES
Funding by Western Silver Corporation	-	-	267,829
Issue of Class A voting shares	-	-	1,000
Redemption of Class A voting shares	-	-	(1,000)
Exercise of stock options	500	447,700	900,174
Cash received from Western Silver pursuant to the
Plan of Arrangement	-	-	37,899,765

	500	447,700	39,067,768

INVESTING ACTIVITIES
Proceeds from (invested in) short-term investments (note 5)	(8,000,000)	34,791,988	(34,791,988)
Proceeds from the sale of marketable securities	-	-	2,190,280
Expenditures relating to the acquisition of Lumina
Resources Corporation, net of cash acquired	-	-	(92,341)
Mineral property expenditures	(8,653,293)	(9,751,076)	(100,000)
Net expenditures on property and equipment	(301,233)	-	(12,633)
Acquisition of marketable securities	-	-	(847)

	(16,954,526)	25,040,912	(32,807,529)

Increase (Decrease) in cash and cash equivalents	(18,689,743)	21, 436,925	2,290,022

Cash and cash equivalents - Beginning of the year	23,726,947	2,290,022	-

Cash and cash equivalents - End of the year	5,037,204	23,726,947	2,290,022

Supplemental cash flow information (note 15)

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
(an exploration stage company)
Consolidated Statements of Shareholders’ Equity
(expressed in Canadian dollars)

	Number of		Contributed		Shareholders’
	Shares	Amount	surplus	Deficit	Equity
		$	$	$	$

Balance – December 31, 2006	71,524,036	69,913,797	22,455,594	(20,811,421)	71,557,970

Exercise of stock options	1,245,000	447,700	-	-	447,700

Transfer of value on exercise of
stock options	-	1,522,133	(1,522,133)	-

Stock-based compensation (note
10(b))	-	-	1,158,133	-	1,158,133

Loss and comprehensive loss	-	-	-	(3,225,966)	(3,225,966)

Balance – December 31, 2007	72,769,036	71,883,630	22,091,594	(24,037,387)	69,937,837

Exercise of stock options	50,000	500	-	-	500

Transfer of value on exercise of
stock options	-	67,000	(67,000)	-

Stock-based compensation (note
10(b))	-	-	674,391	-	674,391

Loss and comprehensive loss	-	-	-	(2,159,249)	(2,159,249)

Balance – December 31, 2008	72,819,036	71,951,130	22,698,985	(26,196,636)	68,453,479

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

1	Nature of operations

Western Copper Corporation (“Western Copper” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of mineral properties in Mexico and Canada.

To date, the Company has not earned any production revenue. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale.

2	Accounting policies

	a)	Significant accounting policies

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. As described in note 17, these principles differ in certain material respects from accounting principles generally accepted in the United States.

		i)	Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes. Significant areas where management’s judgement is applied include the assessment of impairment to the carrying value of mineral properties, the determination of the likelihood that future income tax benefits can be realized, the assumptions used to calculate the fair value of warrants and stock-based compensation, and the allocation methodologies used to determine results of operations and the value of purchased assets. Actual results could differ from the estimates by a material amount.

		ii)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Carmacks Copper Ltd., Lurprop Holdings Inc., CRS Copper Resources Corp., Moraga Resources Ltd., Minera Sierra Almoloya S.A. de C.V., and Minera Costa de Plata S.A. de C.V. All intercompany transactions and balances have been eliminated.

		iii)	Cash and cash equivalents

Cash and cash equivalents only comprise cash deposits held at banks. Cash and cash equivalents are considered to be financial instruments and are classified as “Held-for-Trading”. They are recorded at their fair value with changes in fair value recorded in the statement of loss.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

iv)	Short-term investments

Short-term investments comprise investments held at Canadian chartered banks with original maturity dates that are greater than 90 days from the date of acquisition. Short-term investments are considered to be financial instruments and are classified as “Held-for-Trading”. They are recorded at their fair value with changes in fair value recorded in the statement of loss.

v)	Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives of the assets.

Computer equipment	5 years
Field equipment	5 years
Leasehold improvements	over the term of the lease
Furniture and office equipment	5 years
Vehicles	3 years

vi)	Mineral properties

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined or until the property is sold, abandoned, or determined to be impaired. Administration costs and general exploration costs are expensed as incurred. When a property is placed into commercial production, deferred costs will be depleted using the units-of production method.

The Company reviews the carrying value of mineral properties and deferred exploration costs when there are events or changes in circumstances that may indicate impairment. Where estimates of future cash flows are available, an impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of properties are recorded to the extent the net book value of the property exceeds the discounted value of future cash flows (fair value). Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered and provides for impairment if so indicated.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, or title may be affected by undetected defects.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

vii)	Asset retirement obligation

The fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets. At the end of each period, the liability is revised to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements.

viii)	Translation of foreign currency

Monetary assets and liabilities are translated into Canadian dollars using period-end exchange rates. Non-monetary items are translated at rates prevailing at acquisition or transaction dates. Expense and other items are translated into Canadian dollars at the rate of exchange in effect at the date of the related transaction. All exchange gains or losses arising on translation are included in results of operations.

ix)	Income taxes

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws that are expected to apply when the temporary differences are expected to reverse. A valuation allowance is applied to the extent that it is not more likely than not that the future income tax assets will be realized.

b)	Change in accounting policies

	i)	Section 1400 – Going Concern

This section has been amended to include requirements for management to assess an entity’s ability to continue as a going concern. Financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

ii)	Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company is required to disclose the following:

• qualitative information about its objectives, policies and processes for managing capital;
• summary quantitative data about what it manages as capital;
• whether during the period it complied with any externally imposed capital requirements to which it is subject; and
• when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Disclosures required by this section are included in note 9(c).

iii)	Section 3862 – Financial Instruments – Disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities are required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

Disclosures required by this section are included in note 14.

iv)	Section 3863 – Financial Instruments – Presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives.

Disclosures required by this section are included in note 14.

c)	Recent accounting pronouncements

i)

The Canadian Institute of Chartered Accountants has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods commencing January 1, 2009. The Company will adopt the requirements commencing in the interim period ending March 31, 2009.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

Section 3064 – Goodwill and intangible assets

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The provisions relating to the definitions and initial recognition of intangible assets are equivalent to the corresponding provisions of International Accounting Standard 38. The Company does not expect this standard to have a material impact on its results.

3	Plan of arrangement – Glamis Gold Ltd. and Western Silver Corporation

Western Copper was incorporated on March 17, 2006 as a wholly-owned subsidiary of Western Silver Corporation (“Western Silver”). On May 3, 2006, Western Silver and Glamis Gold Ltd. (“Glamis”) entered into a plan of arrangement. As part of the agreement, Western Silver transferred its cash and cash equivalents, its marketable securities (1.498 million shares of Quaterra Resources Inc.) in-lieu of cash, two of its wholly- owned subsidiaries - Carmacks Copper Ltd. and Minera Costa de Plata, S.A. de C.V, its interests in the Sierra Almoloya property, and certain property and equipment relating to Western Silver’s corporate office to Western Copper. In consideration, Western Copper issued 49,246,413 common shares to Western Silver, representing one Western Copper common share for each Western Silver common share issued and outstanding. Western Silver shareholders then exchanged each of their Western Silver common shares for one common share of Western Copper and 0.688 of a Glamis common share. Upon conclusion of the transaction, Western Copper was owned exclusively by existing Western Silver shareholders.

Carrying value of assets transferred pursuant to the plan of arrangement:

$
Cash and cash equivalents	37,899,765
Marketable securities	267,092
Prepaid expenses	19,982
Property and equipment	121,960
Mineral properties	4,423,514

42,732,313

The statements of loss and comprehensive loss for the year ended December 31, 2006 include the direct exploration expenses incurred on the Carmacks Copper Project and an allocation of Western Silver’s general and administrative expenses incurred up to May 3, 2006, the date that Western Copper began operations, and the expenses incurred directly by Western Copper from May 3, 2006 to the end of the year.

The allocation of Western Silver’s general and administrative expenses was calculated on the basis of the ratio of costs deferred by Western Silver on the Carmacks Copper Project and on the Sierra Almoloya mineral property in each year as compared to the costs deferred on all mineral properties in that year.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

4	Plan of arrangement - Lumina Resources Corporation

On November 30, 2006, Western Copper acquired Lumina Resources Corporation (“Lumina”) through a plan of arrangement. Pursuant to the terms of the agreement, Lumina shareholders received one common share of Western Copper Corporation for each Lumina common share held at that date. In addition, each Lumina stock option was exchanged for one Western Copper stock option. All outstanding Lumina stock options vested upon change of control. Other than the vesting date, the stock option terms were unchanged.

Western Copper issued 21,301,442 common shares to Lumina shareholders and granted 1,185,000 stock options to Lumina stock option holders. In return, Western Copper gained $269,643 in net working capital and three copper and precious metal properties: Casino, Hushamu, and Redstone (note 8).

5	Short-term investments

	December 31,	December 31,
	2008	2007
	$	$

Guaranteed Investment Certificates	8,000,000	-
Accrued interest	25,162	-

	8,025,162

Short-term investments consist of Guaranteed Investment Certificates held with Canadian chartered banks. All certificates are redeemable in full or in portion at the Company’s option without penalty. Interest is paid on amounts redeemed subsequent to 30 days from the date of acquisition of the investment. All certificates held at the end of the year have been held for more than 30 days.

6	Marketable securities

During the year ended December 31, 2006, the Company sold its investments in Quaterra Resources Inc. and Glamis Gold Ltd. for total proceeds of $2,190,280. As a result, the Company recognized a gain of $1,922,341. The carrying value of the Quaterra Resources Inc. shares was $267,092 when they were transferred on May 3, 2006 as part of the plan of arrangement with Western Silver and Glamis (note 3). The Glamis Gold Ltd. shares were acquired on June 7, 2006 for $847.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

7	Property and equipment

		December 31, 2008

		Accumulated
	Cost	amortization	Net book value
	$	$	$

Computer equipment	69,634	60,106	9,528
Field equipment	273,534	27,352	246,182
Furniture and office equipment	24,486	17,453	7,033
Leasehold improvements	63,203	51,477	11,726
Vehicles	27,699	4,617	23,082

	458,556	161,005	297,551

		December 31, 2007

		Accumulated
	Cost	amortization	Net book value
	$	$	$

Computer equipment	69,634	46,496	23,138
Furniture and office equipment	24,486	12,474	12,012
Leasehold improvements	63,203	35,080	28,123

	157,323	94,050	63,273

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

8	Mineral properties

	Canada				Mexico
	Yukon		British	Northwest	Chihuahua
			Columbia	Territories

	Carmacks	Casino	Hushamu	Redstone	Sierra	Total
					Almoloya
	$	$	$	$	$	$

December 31, 2006	4,300,000	13,855,048	16,160,487	11,872,658	319,306	46,507,499

Advance royalty	100,000	-	-	-	-	100,000
Claims maintenance	-	6,205	15,862	106,147	17,250	145,464
Design engineering	2,061,512	-	-	-	-	2,061,512
Engineering studies	93,186	262,101	-	-	-	355,287
Exploration	3,409,127	252,926	1,656,386	9,000	-	5,327,439
Future income tax	75,136	24,298	2,953	11,676	7,393	121,456
Metallurgical testing	237,964	193,225	1,525	-	-	432,714
Option payment	-	1,000,000	60,000	-	-	1,060,000
Permitting	315,728	-	6,020	-	-	321,748
Salary and wages	300,956	123,325	52,525	11,875	-	488,681
Stock-based
compensation	175,317	56,696	32,383	7,985	-	272,381

December 31, 2007	11,068,926	15,773,824	17,988,141	12,019,341	343,949	57,194,181

Advanced royalty	100,000	-	-	-	-	100,000
Claims maintenance	16,922	4,484	1,560	116,462	61,052	200,480
Detailed engineering	2,486,315	-	-	-	-	2,486,315
Engineering studies	-	1,242,267	225	193	-	1,242,685
Exploration	72,350	1,715,391	5,280	-	-	1,793,021
Future income tax	52,505	52,453	486	825	-	106,269
Option payment	-	-	80,000	-	-	80,000
Permitting	506,398	1,613,993	-	-	-	2,120,391
Salary and wages	219,213	296,703	11,250	8,500	-	535,666
Stock-based
compensation	122,514	122,390	1,383	2,288	-	248,575
Write-off of mineral
properties	-	-	-	-	(405,001)	(405,001)

December 31, 2008	14,645,143	20,821,505	18,088,325	12,147,609	-	65,702,582

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

a)	Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project is an oxide copper deposit that is located in the Yukon Territory, Canada.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 in any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. At December 31, 2008, Western Copper had made $500,000 in advanced royalty payments and had accrued $100,000 for the advanced royalty payment relating to 2008.

In 2001, the Carmacks Copper Project was written down to its estimated fair value based on feasibility study information available and what management believed the property could be sold for at that time. In April 2007, Western Copper released the results of its updated feasibility study on the Carmacks Copper Project.

Western Copper expensed all ongoing costs related to exploration of the Carmacks Copper Project prior to the release of the results of the updated feasibility study. Since the release of the feasibility study, the Company has been capitalizing costs incurred on the project.

b)	Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum property is located in west-central Yukon. The results of the pre-feasibility study were announced in June 2008.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired the mineral claims that comprise the Casino property in exchange for a $1 million cash payment.

Should it make a production decision, Western Copper is required to make an additional cash payment of $1 million. Production on the claims is also subject to a 5% net profits interest.

c)	Hushamu (100% - British Columbia, Canada)

The Hushamu property consists of three blocks of mineral claims located on northern Vancouver Island. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

On August 25, 2008, Western Copper signed an option and joint venture agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Hushamu property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility study on the Hushamu deposit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility study will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option and joint venture agreement.

d)	Redstone (100% - Northwest Territories, Canada)

The Redstone property comprises five mining leases and 55 mineral claims.

Should production be achieved, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

• 3% if the price is less than, or equal to US$0.75 per pound;
• 3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and
• 4% if the price is greater than US$1.00 per pound.

e)	Sierra Almoloya (100% - Chihuahua, Mexico)

In 2008, the Company reassessed the property and decided to abandon the claims. As a result, Western Copper has written-off all costs capitalized relating to Sierra Almoloya.

As at December 31, 2008, management of the Company determined that impairment indicators existed relating to the carrying value of the Company’s mineral properties. As a result, management completed an impairment assessment for each of its mineral property interests. The assessments included revisiting the significant commodity price and cost estimates for properties for which a cash flow model was available and performing market comparisons for properties that did not have a cash flow model available.

The estimated cash flows used to assess recoverability of certain of the Company’s mineral property carrying values were developed using management’s projections for long-term average copper, gold and molybdenum prices, operating costs, capital expenditures, and applicable foreign currency exchange rates. Management also made estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment in applying them to the mineral property impairment analysis.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

Although the Company believes that the estimates applied in the impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Should underlying assumptions change significantly, impairment charges may be required in future periods. Such charges could be material.

9	Share capital and contributed surplus

a)	Share capital

Authorized	Unlimited Class A voting shares with a par value of $0.00001
Unlimited common shares without par value
Unlimited number of preferred shares without par value

Issued and outstanding	72,819,036 common shares

b)	Contributed surplus

The contributed surplus balance includes amounts paid by the Company’s predecessor to finance its copper business from 1989, when the rights to the Carmacks Copper Project were acquired, to May 3, 2006, when those rights were transferred to Western Copper. At December 31, 2008 and 2007, contributed surplus includes $21,570,251 relating to the activities of Western Copper’s predecessor.

Other than the historical balance described above, the Company’s contributed surplus represents the fair value of stock options and warrants recorded over their vesting period. The fair value of stock options and warrants is transferred to share capital when the stock options or warrants are exercised. In the event that stock options are forfeited prior to vesting, the associated fair value recorded to date is reversed from the statement of loss or balance sheet item to which the fair value was originally charged in the period in which the stock options are forfeited. The fair value of any vested stock option that expires remains in contributed surplus. The fair value of any warrant that expires also remains in contributed surplus.

c)	Capital Disclosure

The Company is in the exploration stage. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

Its principal source of funds is the issuance of common shares. The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by the Canadian government or by a Canadian chartered bank and that are redeemable in portion or in full at the Company’s option without penalty.

The Company has no debt and is not subject to any externally imposed capital requirement.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

10	Stock options and warrants

	a)	Stock options

Based on the Company’s Stock Option Plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At December 31, 2008, the Company could issue an additional 3,715,070 stock options.

A summary of the Company’s stock options outstanding at December 31, 2008 and the changes for the year then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
Balance outstanding – December 31, 2007	3,261,834	1.57
Granted	820,000	1.28
Exercised	(50,000)	0.01
Expired	(465,000)	1.70

Balance outstanding – December 31, 2008	3,566,834	1.51

Stock options outstanding at December 31, 2008 are as follows:

Exercise	Stock options	Weighted average	Average remaining
price	outstanding	exercise price	contractual life
		$	(years)

0.36-0.88	746,834	0.82	1.07
1.25	945,000	1.25	4.07
1.39	150,000	1.39	4.60
1.88	565,000	1.88	3.43
2.00	1,160,000	2.00	2.37

	3,566,834	1.51	2.81

Of the total stock options granted and outstanding, 2,491,827 were vested and exercisable at December 31, 2008. The weighted average exercise price of vested stock options is $1.57.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

b)	Stock-based compensation

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation. These costs are charged to the statement of loss or, if appropriate, are capitalized to mineral properties over the stock option vesting period. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

Stock-based compensation has been allocated to the following line items:

For the year ended December 31,	2008	2007	2006
	$	$	$

Statement of loss, comprehensive loss, and deficit

EXPLORATION	-	106,715	238,641

ADMINISTRATIVE EXPENSES
Office and administration	389,533	725,797	513,079
Promotion and travel	36,283	53,240	113,355
	425,816	885,752	865,075
Balance sheet

MINERAL PROPERTIES
Carmacks Copper Project	122,514	175,317	-
Casino	122,390	56,696	-
Hushamu	1,383	32,383	-
Redstone	2,288	7,985	-
	248,575	272,381	-

	674,391	1,158,133	-

The value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

On August 5, 2008, Western Copper granted 150,000 stock options to an employee at $1.39 per share. The fair value of these stock options totalled $140,100. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	81.9%
Expected option term, in years	5.0
Average risk-free interest rate	3.33%
Expected dividend yield	-

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

On June 24, 2008, Western Copper granted 670,000 stock options to employees and directors at $1.25 per share. The fair value of these stock options totalled $469,000. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	78.3%
Expected option term, in years	5.0
Average risk-free interest rate	3.24%
Expected dividend yield	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and/or warrants granted and/or vested during the period.

c)	Warrants

All of the Company’s warrants expired on May 3, 2008. A summary of the changes in warrants outstanding for the year ended December 31, 2008 is presented below:

	Warrants outstanding	Exercise price
		$
Balance - December 31, 2007	2,562,979	3.50
Expired	(2,562,979)	3.50

Balance – December 31, 2008	-	-

The value of warrants is determined by using the Black-Scholes option pricing model and is determined at the time the warrants are issued.

11	Commitments

The Company has an agreement to sublease office space in Vancouver which expires October 31, 2009. The total amount of payments remaining during the course of the agreement is $227,828, all which is due from January 1, 2009 to October 31, 2009.

The Company has an agreement to sublease office space in the Yukon until December 31, 2011. The total amount of payments remaining during the course of the agreement as at December 31, 2008 is $69,984. Of this amount $23,328 is due within the next 12 months. The Company will also have to pay its proportionate share of operating costs. This amount has not been included in the payments noted above.

Mineral property commitments are described in note 8.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

12	Related party transactions

During the year ended December 31, 2008, the Company charged overhead expenses to one of its directors in the amount of $7,348 (2007 - $7,285, 2006 - $4,665). The Company credited this amount against office and administration expenses on the statement of loss.

Related party transactions are measured at the exchange amount.

13	Segmented information

	a)	Industry information

The Company operates in one reportable operating segment: the acquisition, exploration, and future development of resource properties.

	b)	Geographic information

All interest is earned in Canada.

The Company’s mineral properties are located in Canada and Mexico. The geographical breakdown of mineral properties is shown in note 8.

All other non-current assets are held in Canada.

14	Financial instruments

	a)	Designation

Western Copper has designated its financial instruments as follows:

		i)	Cash and cash equivalents and short-term investments are classified as “Held-for-Trading” and are recorded at their fair value;

		ii)	Other receivables are classified as “Loans and Receivables”. These financial assets are recorded at their amortized cost using the effective interest method; and

		iii)	Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at their amortized cost using the effective interest method.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

b)	Fair value

Due to the short-term nature of other receivables and accounts payable and accrued liabilities, the Company estimates that their carrying value approximates their fair value.

c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. To limit its credit risk the Company deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by the Canadian government or by Canadian chartered banks.

d)	Currency risk

The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents in Canadian dollars. The Company did not have material amounts of financial instruments denominated in US dollars as at December 31, 2008 and 2007.

e)	Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments. Generally, the Company’s interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents and short-term investments mature and the proceeds are invested at lower interest rates.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

15	Supplemental cash flow information

Western Copper received working capital items as part of the plan of arrangement between Glamis and Western Silver in 2006. The Company did not have to expend any cash to acquire these items. Their carrying value at the time of the transfer was allocated to share capital.

For the year ended December 31,	2008	2007	2006
	$	$	$
Change in non-cash working capital items
Accrued interest on short-term investments	(25,162)	-	-
Receivables relating to operations	13,501	118,633	(214,802)
Prepaid expenses	4,316	27,532	(62,626)
Accounts payable and accrued liabilities
relating to operations	12,160	(371,258)	582,874

	4,815	(225,093)	305,446

16	Income taxes

	a)	Income tax balances

The Company has available approximate non-capital losses that may be carried forward to apply against future years’ income for Canadian income tax purposes. The losses expire as follows:

Available to
$
2010	63,199
2014	89,319
2015	34,373
2024	232,712
2025	793,319
2026	410,941
2027	1,288,583
2028	1,666,276

4,578,722

The Company has approximately $37 million in Canadian Exploration and Development Expenditures (“CEDE”) that are available to reduce future taxable income. CEDE balances do not expire.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

b)	Statutory rate reconciliation

The current and future income tax expense or recovery reported by the Company for the year ended December 31, 2008 differs from the amounts obtained by applying statutory rates to the loss before income tax.

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

	2008	2007	2006

Statutory tax rate	31.00%	34.12%	34.12%

	$	$	$

Loss for the year before income tax	2,610,952	4,747,245	3,242,185

Income tax recovery computed at statutory rates	809,395	1,619,760	1,106,234

Non-deductible items	(283,210)	(323,716)	519,724
Benefits from losses not recognized	(525,875)	(1,294,775)	(1,625,392)
Difference between Canadian and foreign tax rates	(311)	(1,269)	(566)
Effect of income tax rate reductions on the future
income tax liability	(134,440)	(1,446,279)	-
Effect of mineral property write-off on future
income tax liability	(103,185)		-
Other future income tax recovery	(214,078)	(75,000)	-

Future income tax recovery	(451,703)	(1,521,279)	-

c)	Future income tax liability

Temporary differences arising from the difference between the tax basis and the carrying amount of the Company’s mineral properties is used to calculate the future income tax liability of $9,965,115 (2007 - $10,310,549).

Future income tax liability is measured using tax rates and laws that are expected to apply when the differences are expected to reverse. The Company estimates that the future income tax liability relating to its mineral properties will be realized in or after the 2012 taxation year.

In 2008, the government of British Columbia enacted a reduction in its provincial tax rates. The reduction in tax rates resulted in a future income tax recovery of $134,440.

In December 2007, the Canadian federal government enacted a reduction in the Canadian federal income tax rates. The reduction in tax rates resulted in a future income tax recovery of $1,446,279.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

d)	Future income tax assets

Future income tax liabilities and future income tax assets offset if they relate to the same taxable entity and the same taxation authority. Future potential tax deductions that are not used to offset future income tax liabilities are considered to be future income tax assets.

The significant components of the Company’s future tax assets are as follows:

	2008	2007
	$	$

Future income tax assets
Mineral property interests	2,382,211	2,538,455
Non-capital losses carried forward	1,126,083	847,273
Other	34,750	7,147

Future income tax assets	3,543,044	3,392,875
Valuation allowance for future income tax assets	(3,543,044)	(3,392,875)

	-	-

The Company estimates that the realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

17	Material differences between Canadian and United States generally accepted accounting principles (GAAP)

Western Copper prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The effects of significant measurement differences between Canadian and US GAAP are described below.

a)	Balance Sheets

As at December 31,	2008	2007
	$	$

Mineral properties - Canadian GAAP	65,702,582	57,194,181
Cumulative exploration expenditures written off
under US GAAP (i)	(18,457,873)	(10,032,556)
Future income tax effect of cumulative exploration
expenditures written off under US GAAP (i)	(220,332)	(217,248)

Mineral properties - US GAAP	47,024,377	46,944,377

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

As at December 31,	2008	2007
	$	$

Future income tax liability – Canadian GAAP	9,965,115	10,310,549

Cumulative adjustments under US GAAP (i)	(2,392,284)	(896,121)

Future income tax liability – US GAAP	7,572,831	9,414,428

Shareholders’ equity - Canadian GAAP	68,453,479	69,937,837
Cumulative exploration expenditures written off
under US GAAP (i)	(18,457,873)	(10,032,556)
Cumulative future income tax recovery adjustment
under US GAAP (i)	2,171,952	678,873

Shareholders’ equity - US GAAP	52,167,558	60,584,154

b)	Statements of Loss, Comprehensive Loss, and Deficit

For the years ended December 31,	2008	2007	2006
	$	$	$

Loss and comprehensive loss - Canadian GAAP	2,159,249	3,225,966	3,242,185
Mineral property write-off under Canadian GAAP	(405,001)		-
Exploration expenditures for the period (i) under
US GAAP	8,727,133	9,505,226	103,816
Future income tax recovery under Canadian GAAP	451,703	1,521,279
Future income tax recovery under US GAAP	(1,841,597)	(2,200,152)	-

Loss and comprehensive loss - US GAAP	9,091,487	12,052,319	3,346,001

Deficit - US GAAP, Beginning of the year	33,391,070	21,338,751	17,992,750
Loss and comprehensive loss - US GAAP	9,091,487	12,052,319	3,346,001

Deficit - US GAAP, End of the year	42,482,557	33,391,070	21,338,751

Loss and diluted loss per share	0.12	0.17	0.06

Weighted average number of common shares
outstanding	72,792,941	72,488,711	52,481,505

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

c)	Statements of Cash Flows

For the years ended December 31,	2008	2007	2006
	$	$	$
Cash provided by (used in) operating activities -
Canadian GAAP	(1,735,717)	(4,051,687)	(3,970,217)
Adjustment for mineral properties and deferred
exploration (i) under US GAAP	(8,573,293)	(8,691,076)	(100,000)

Cash provided by (used in) operating activities - US GAAP	(10,309,010)	(12,742,763)	(4,070,217)

For the years ended December 31,	2008	2007	2006
	$	$	$
Cash provided by (used in) investing activities -
Canadian GAAP	(16,954,526)	25,040,912	(32,807,529)
Adjustment for mineral properties and deferred
exploration (i) under US GAAP	8,573,293	8,691,076	100,000

Cash provided by (used in) investing activities - US GAAP	(8,381,233)	33,731,988	(32,707,529)

Current differences in accounting principles

i)	Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2.

For US GAAP purposes, exploration expenditures relating to mineral properties for which commercial and legal feasibility has not yet been established and administrative expenditures are expensed as incurred.

Mineral property acquisition costs, including periodic option payments, and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned, or when impairment in value has been determined to have occurred.

Mineral property acquisition costs include the cash consideration and the fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. Mineral properties are written off if the property is sold, allowed to lapse, abandoned, or when impairment in the value has been determined to have occurred. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

Western Copper Corporation
(an exploration stage company)
Notes to the Consolidated Financial Statements
December 31, 2008

(expressed in Canadian dollars)

Recent and future accounting pronouncements under US GAAP

i)	The hierarchy of Generally Accepted Accounting Principles

In May 2008, FASB issued SFAS No. 162, “The hierarchy of Generally Accepted Accounting Principles”, which identifies the sources of accounting and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with US GAAP. SFAS No. 162 was effective November 15, 2008. The adoption of this standard for US GAAP purposes did not affect the Company’s consolidated financial statements.

ii)	Determining the fair value of a financial asset when the market for that asset is not active

In October 2008, FASB issued FSP No. FAS 157-3, “Determining the fair value of a financial asset when the market for that asset is not active”, which clarifies the application of SFAS No. 157 in a market that is not active and provides key considerations in determining the fair value of the financial asset. FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate. The adoption of this standard for US GAAP purposes did not affect the Company’s consolidated financial statements.

iii)	EITF 07-05 – Whether an instrument or embedded feature is indexed to an entity’s own stock

This new standard states that a company is required to assess whether an equity instrument, denominated in a currency other than its own measurement currency, is a derivative financial instrument or an embedded derivative. This standard is effective for interim and annual financial statements beginning on or after December 15, 2008. Early adoption is prohibited. The Company will adopt EITF 07-05 for US GAAP purposes on January 1, 2009 and does not expect that the adoption of this standard for US GAAP purposes will have a material effect on its consolidated financial statements.